1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 PHONE 212.999.5800 FAX 212.999.5899 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY OYSTER POINT PHARMA, INC.: OYST-002

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Oyster Point Pharma, Inc.

202 Carnegie Center, Suite 109

Princeton, New Jersey 08540

Attention: Jeffrey Nau, Ph.D., M.M.S.

President and Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

October 10, 2019

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Sasha Parikh

Angela Connell

CC:	Sonia Bednarowski

Justin Dobbie

RE:	Oyster Point Pharma, Inc.

Registration Statement on Form S-1

Filed October 4, 2019

File No. 333-234104

CIK No. 0001720725

Ladies and Gentlemen:

On behalf of our client, Oyster Point Pharma, Inc. (the “Company”), we submit this letter in response to Comment 11 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 21, 2019 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on July 25, 2019 and filed via EDGAR on October 4, 2019.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation, page 75

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s studies and trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from J.P. Morgan Securities LLC, Cowen and Company, LLC, and Piper Jaffray & Co. (the “Lead Underwriters”), including discussions that took place on October 7, 2019 and October 8, 2019 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and in light of those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company taking into account the number of programs of those companies as compared to the Company, and recent market conditions. The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

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The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Stock Option Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees and consultants.

The Company measures stock-based awards granted to employees and directors based on their fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For stock-based awards granted to non-employee consultants, the Company recognizes compensation expense over the period during which services are rendered by such non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model (the “Black-Scholes method”).

The Registration Statement describes the Company’s use of the Black-Scholes method for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock to be as follows:

Valuation Date	Estimated Value of Common Stock	Valuation Method
October 11, 2017	$0.36	OPM (as defined below)
February 15, 2019	$1.88	OPM
June 30, 2019	$4.06	Hybrid of OPM and PWERM (as defined below)
September 23, 2019	$5.04	Hybrid of OPM and PWERM

These estimated fair values per share of the Company’s common stock were determined after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors as appropriate, including the progress of the Company’s studies and trials, the Company’s stage of development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the issuance prices of preferred stock in recently-completed financing rounds, the issuance of preferred stock

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and the rights, preferences and privileges of preferred stock as compared to common stock and the other factors described below. Set forth below in this letter is a discussion of each valuation and option grant since January 1, 2018, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price.

The following table presents a summary of the equity awards made by the Company since January 1, 2018:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date (utilized for ASC 718 calculation)
January 23, 2018	Options	332,314	$0.36	$0.36
April 13, 2018	Options	470,555	$0.36	$0.36
July 10, 2018	Options	100,000	$0.36	$0.36
May 3, 2019*	Options	375,000	$1.88	$3.39
May 8, 2019*	Options	100,000	$1.88	$3.49
June 6, 2019*	Options	2,224,114	$1.88	$4.06
July 25, 2019	Options	676,098	$4.06	$4.06
October 2, 2019	Options	639,992	$5.04	$5.04

*	See “May 3, 2019, May 8, 2019 and June 6, 2019 Grants” below for additional details on the ASC 718 calculations for these grants.

October 11, 2017 Valuation

In preparing the October 11, 2017 valuation, a third-party valuation specialist determined the enterprise value of the Company using the option pricing method (“OPM”) “back solve” method. The resulting estimated fair value of the Company’s common stock was $0.36 per share on a non-marketable, minority basis.

In an OPM framework, the “back solve” method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected as it was concluded that the contemporaneous Series A Preferred Stock financing transaction (the “Series A Financing”) was a reasonable market transaction as it was negotiated by sophisticated investors, occurred within twelve months of the date of the valuation, involved a significant portion of the Company’s equity value and allocated some current value to the holders of the Company’s common stock.

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The valuation specialist performed the valuation as of October 11, 2017, concurrently with the closing of the Series A Financing. The Series A preferred stock had a per share issue price of $2.00 which was then “back solved” to the capitalization of the Company to arrive at the per share fair market value of the Company’s common stock using the Black-Scholes method as described in the Registration Statement. For the October 11, 2017 valuation, the Company used:

•	an implied equity value of approximately $[*];

•

a probability weighted time to exit of 3.1 years after accounting for the Company’s approximation of the time it would take the Company to reach a dissolution event, an IPO or merger and acquisition (“M&A”) event;

•	a risk-free interest rate of 1.67% based on the yield of 3 and 5 year U.S. Treasury bonds as of October 11, 2017; and

•	an estimate for expected volatility of 52.5% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A discount for lack of marketability (“DLOM”) of 40.0% was then applied to account for the lack of an active trading market in the Company’s securities.

January 23, 2018, April 13, 2018 and July 10, 2018 Grants

At January 23, 2018, April 13, 2018 and July 10, 2018, the Board determined that the estimated fair value of the Company’s common stock was $0.36 per share in consideration of the valuation analysis as of October 11, 2017 and other objective and subjective factors as appropriate, including, without limitation, the continuing effect of the transitions in the Company’s management team, including the hiring of a new President and Chief Executive Officer in November 2017; uncertainty relating to the timing of the initiation and the results of the Company’s then planned clinical trials; uncertainty regarding the identity of the Company’s lead product candidate; and uncertainty as to when the Company would initiate or complete an M&A event or subsequent financing, if at all. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the October 11, 2017 valuation date and January 23, 2018, April 13, 2018 and July 10, 2018 that were not already reflected in the October 11, 2017 valuation.

February 15, 2019 Valuation

In preparing the February 15, 2019 valuation, a third-party valuation specialist determined the enterprise value of the Company using the OPM “back solve” method. This method was selected as it was concluded that the contemporaneous Series B Preferred Stock financing transaction (the “Series B Financing”) was an arm’s-length transaction due to the new investors, was robustly-negotiated by sophisticated investors, occurred within twelve months of the date of the valuation, involved a significant portion of the Company’s equity value and allocated some current value to the holders of the Company’s common stock. The resulting estimated fair value of the Company’s common stock was $1.88 per share on a non-marketable, minority basis.

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The valuation specialist performed the valuation as of February 15, 2019, concurrently with the initial closing of the Series B Financing. The Series B preferred stock had a per share issue price of $4.988 which was then “back solved” to the capitalization of the Company to arrive at the per share fair market value of the Company’s common stock using the Black-Scholes method as described in the Registration Statement. For the February 15, 2019 valuation, the Company used:

•	an implied equity value of approximately $[*];

•	a probability weighted time to exit of 1.25 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•	a risk-free interest rate of 2.54% based on the yield of 1 and 2 year U.S. Treasury bonds as of February 15, 2019; and

•	an estimate for expected volatility of 69.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A DLOM of 25.0% was then applied to account for the lack of an active trading market in the Company’s securities.

May 3, 2019, May 8, 2019 and June 6, 2019 Grants

At May 3, 2019, May 8, 2019 and June 6, 2019, the Board determined that the estimated fair value of the Company’s common stock was $1.88 per share in consideration of the valuation analysis as of February 15, 2019 and other objective and subjective factors as appropriate, including, increased volatility and poor performance of public healthcare stocks relative to the broader market due to, among other things, recent U.S. political discourse surrounding Medicare, and the U.S. government shutdown and budget sequestration during the end of 2018 and early 2019 and the potential impact such shutdown, and prospect of a future shutdown given the U.S. political environment, on the Company’s ability to progress its drug candidates through regulatory approval with the U.S. Food and Drug Administration; uncertainty relating to the timing of the initiation and the results of the Company’s ongoing and planned clinical trials; and uncertainty as to when the Company would initiate or complete an IPO or M&A event. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the February 15, 2019 valuation date and May 3, 2019, May 8, 2019 and June 6, 2019 that were not already reflected in the February 15, 2019 valuation.

In the course of preparing the Company’s unaudited interim financial statements for the six months ended June 30, 2019, the Company reassessed the fair value of option grants during the six months ended June 30, 2019 for financial accounting purposes by utilizing the June 30, 2019 valuation described below, which was completed in July 2019.

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As a result of the reassessment, the Company recorded additional stock-based compensation charges based upon a straight-line interpolation of fair values between February 15, 2019 and June 6, 2019 (based on the June 30, 2019 valuation described below). The Company submits that it believes its use of straight-line interpolation between such dates is an appropriate methodology by which to determine the fair value per share for financial accounting purposes due to the growth of the Company and because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in fair value.

June 30, 2019 Valuation

In preparing the June 30, 2019 valuation, a third-party valuation specialist determined the enterprise value of the Company using a hybrid of the OPM and the probability-weighted expected return method (“PWERM”), which is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class and will be described further in a subsequent amendment of the Registration Statement. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO or M&A, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was $4.06 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

•

The Company’s initiation of the IPO process, including conducting an organizational meeting with the Lead Underwriters on June 18, 2019, and the planned confidential submission of a draft registration statement on Form S-1 to the Commission in July 2019.

•	The Company’s continued progress toward initiating a Phase 3 clinical trial of its lead product candidate, OC-01, in July 2019.

•	The then-current trends in the biotech IPO market.

In this valuation, the hybrid method was used to address five probability-weighted scenarios: [*] Due to the possibility of IPO or M&A exits, PWERM was applied to the first four scenarios while the OPM back-solve method was employed for the final “no IPO or M&A exit” scenario.

To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the “no IPO or M&A exit” scenario, the Company used:

•	an implied equity value of approximately $[*];

•	a probability weighted time to exit of 0.88 years;

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•	a risk-free interest rate of 1.96% based on the yield of 6 month and 1 year U.S. Treasury securities as of June 30, 2019; and

•	an estimate for expected volatility of 72.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

The hybrid method applied PWERM in the IPO scenarios by reviewing the data from various completed IPOs for clinical stage, pre-revenue pharmaceutical companies. For the M&A scenarios, it was estimated that the transaction would occur at a [*] premium to the IPO value in that respective year. Option proceeds and estimated cash on hand were added to the valuation as of each transaction date in order to determine a common stock price on a fully diluted basis. The resulting values were then discounted back to present value and then adjusted for the DLOM to arrive at the adjusted common stock value.

The applicable DLOM was 20.0% for the 2019 IPO scenario, 28.0% for the 2020 IPO scenario, 16.0% for the 2019 M&A exit scenario, 26.0% for the 2020 M&A exit scenario and 24.0% for the “no IPO or M&A exit” scenario. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

July 25, 2019 Grants

At July 25, 2019, the Board determined that the estimated fair value of the Company’s common stock was $4.06 per share in consideration of the valuation analysis as of June 30, 2019, and other objective and subjective factors as appropriate, including, the Company’s confidential submission of a draft registration statement on Form S-1 to the Commission on July 25, 2019 (the “DRS”); the enrollment of the first subject in the Company’s Phase 3 clinical trial for its lead product candidate; uncertainty relating to the results of the Company’s ongoing and planned clinical trials; and the hiring of a new Chief Financial Officer in July 2019. As part of this determination, the Board concluded that no significant or external value-affecting events had taken place between the June 30, 2019 valuation date and July 25, 2019 that were not already reflected in the June 30, 2019 valuation.

September 23, 2019 Valuation

In preparing the September 23, 2019 valuation, a third-party valuation specialist determined the enterprise value of the Company using the hybrid method. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was $5.04 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

•

The Company’s continuation of the IPO process, including the confidential submission of the DRS to the Commission on July 25, 2019 and the confidential submission of Amendment No. 1 of the DRS to the Commission on September 6, 2019.

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•	The commencement of the Company’s Phase 3 clinical trial for its lead product candidate.

•	The then-current trends in the biotech IPO market.

In this valuation, the hybrid method was used to address five probability-weighted scenarios: [*] Due to the likelihood of IPO or M&A exits, PWERM was applied to the first four scenarios while the OPM back-solve method was employed for the final “no IPO or M&A exit” scenario.

To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the September 23, 2019 no IPO or M&A exit scenario, the Company used:

•	an implied equity value of approximately $[*];

•	a probability weighted time to exit of 2.0 years, assuming no 2019 or 2020 exit event and the Company continuing operation as a private company;

•	a risk-free interest rate of 1.68% based on the yield of 2 year U.S. Treasury securities as of September 23, 2019; and

•	an estimate for expected volatility of 84.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

The hybrid method applied PWERM in the IPO scenarios by reviewing the data from various completed IPOs for clinical stage, pre-revenue pharmaceutical companies. For the M&A scenarios, it was estimated that the transaction would occur at a [*] premium to the IPO value in that respective year. Option proceeds and estimated cash on hand were added to the valuation as of each transaction date in order to determine a common price on a fully diluted basis. The resulting values were then discounted back to present value and then adjusted for the DLOM to arrive at the common stock value.

The applicable DLOM was 20.0% for the 2019 IPO scenario, 30.0% for the 2020 IPO scenario, 13.0% for the 2019 M&A exit scenario, 25.0% for the 2020 M&A exit scenario and 22.0% for the “no IPO or M&A exit” scenario. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

October 2, 2019 Grants

At October 2, 2019, the Board determined that the estimated fair value of the Company’s common stock was $5.04 per share in consideration of the valuation analysis as of September 23, 2019, and other objective and subjective factors as appropriate, including increased volatility in the stock markets, and in the public biotechnology and healthcare sectors in particular. As part of this determination, the Board concluded that no significant or external value-affecting events had taken place between the September 23, 2019 valuation date and October 2, 2019 that were not already reflected in the September 23, 2019 valuation.

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The Company has not granted any other equity awards since October 2, 2019.

Comparison of the July 25, 2019 and October 2, 2019 Grant Prices (the “2019 Grant Prices”) and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value, but was determined primarily by discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for clinical-stage pharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage pharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the 2019 Grant Prices and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in July, August and September 2019, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback gave the Company confidence that the market would be receptive to the Company’s IPO, despite the Company’s early stage, limited clinical trials to date, and current status of the Company’s product candidates.

•	The completion of enrollment for the Company’s ZEN and MYSTIC Phase 2 clinical trials to evaluate its lead product candidate.

•	[*]

•

The valuations of comparable companies that completed or launched initial public offerings in the second and third quarters of 2019 as well as such companies’ performance in the months following their initial public offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, i.e. reflecting step-up multiples in the initial public offering.

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•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

Valuation Methodology-Specific Factors

•

The methodology for determining the June 30, 2019 and September 23, 2019 valuation prices that supported the 2019 Grant Prices incorporated IPO, M&A and “no IPO or M&A exit” scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

•

The valuation reports prepared by the Company’s third-party valuation specialist in determining the June 30, 2019 and September 23, 2019 valuation prices that supported the 2019 Grant Prices utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the 2019 Grant Prices represent a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

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In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise prices at which it most recently granted stock options (i.e., the 2019 Grant Prices for the July 25, 2019 and October 2, 2019 grants), the latest valuations (i.e., the June 30, 2019 and September 23, 2019 valuation prices) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

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If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (212) 497-7756 or mbaier@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier Megan J. Baier

cc:	Jeffrey Nau, Ph.D., M.M.S., Oyster Point Pharma, Inc.

Daniel Lochner, Oyster Point Pharma, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Brian J. Cuneo, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP